AMKOR TECHNOLOGY, INC.
1900 South Price Road, Chandler, Arizona 85248
March 22, 2006
VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549-0306
Re:	Amkor Technology, Inc. Registration Statement on Form S-3 (File No. 333-132538) Request for withdrawal
     Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Amkor Technology, Inc. (the “Company”) hereby makes application to withdraw its Registration Statement on Form S-3, File Number 333-132538 (the “Filing”) which was filed with the Securities and Exchange Commission (the “Commission”) by the Company on March 17, 2006. The Filing was filed under the incorrect form type, Form S-3, instead of the intended form type, Form S-3ASR. No securities have been sold in connection with the Filing. Accordingly, the Company requests that the Commission consent to this application and issue an order granting the withdrawal of the Filing as soon as possible. The Company respectfully requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the Filing be credited to the Company’s account for future use.
     Should you have any questions regarding this matter please contact the Company’s legal counsel, Robert Claassen of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at 650-320-4528.

Respectfully Submitted,

Amkor Technology, Inc.

By:	/s/ Kenneth T. Joyce
Name:	Kenneth T. Joyce
Title:	Chief Executive Officer